SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                              McMoRan Oil & Gas Co.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    582445102
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   June 8, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 4,812,739 shares, which constitutes approximately 11.2% of the 42,863,357 shares deemed outstanding pursuant to Rule 13d-3(d)(1).
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1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,639,307 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,639,307 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,639,307

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  10.8%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.
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
1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 154,082
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,639,307 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 154,082
Person
With
               10.  Shared Dispositive Power: 4,639,307 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,812,739 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  11.2% (3)

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P. with respect to 4,639,307 shares of the Stock.
(2) Includes 19,350 shares issuable upon exercise of options granted to Mr. Bruce pursuant to a stock option plan.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 42,863,357 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,639,307 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,639,307 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,639,307 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  10.8%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,639,307 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,639,307 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,639,307 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 10.8%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

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
     Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 15, 1998, as amended by Amendment No. 1 dated February 4, 1998, as amended by Amendment No. 2 dated May 19, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of McMoRan Oil & Gas Co. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $17,729,864.84(2)

     Bruce           Personal Funds (3)     $   440,787.00(4)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable


     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) Represents funds expended to acquire 4,579,307 shares of the Stock. 60,000 shares of the Stock were acquired by Alpine for no consideration pursuant to a distribution of the Stock of the Issuer by the former corporate parent of the Issuer to its stockholders.

     (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) Represents funds expended to acquire 153,082 shares of the Stock. 1,000 shares of the Stock were acquired by Bruce for no consideration pursuant to a distribution of the Stock of the Issuer by the former corporate parent of the Issuer to its stockholders.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)

     ALPINE

     The aggregate number of share of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,639,307, which constitutes approximately 10.8% of the outstanding shares of Stock.

     BRUCE

     Because of his position as one of two general partners of Alpine, his individual ownership of 154,082 shares of the Stock and his individual ownership of options to purchase 19,350 shares of the Stock, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,812,739 shares of the Stock, which constitutes approximately 11.2% of the shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,639,307 shares of Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,639,307 shares of Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,639,307 shares of Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,639,307 shares of Stock. In his individual capacity, Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 154,082 shares of Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,639,307 shares of Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,639,307 shares of Stock.

     (c) Since the last filing on Schedule 13D, Alpine has purchased shares of the Stock in transactions on the Nasdaq National Market as follows:

                    NO. OF SHARES         PRICE PER
       DATE           PURCHASED             SHARE

     06/01/98         100,000              $ 4.16
     06/05/98         250,000                4.03
     06/08/98         150,000                4.07

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 10, 1998

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith